



Breadbelly LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $218,000

Offering End Date: February 11, 2025

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Breadbelly LLC

Founded: January 24, 2018

Address: 1408 Clement St
San Francisco, CA 94118

Industry: Limited-Service Restaurants

Employees: 17

Website: https://www.breadbellysf.com/

Use of Funds Allocation:

If the maximum raise is met:

$208,190 (95.50%) – of the proceeds will go towards working capital- expansion
$9,810 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 23,800 Followers





Business Metrics:

	FY22	FY23	YTD 11/30/2024
Total Assets	$181,294	$105,137	$673,036
Cash & Cash Equivalents	$12,519	$62,219	$456,331
Accounts Receivable	$14,180	$28,172	$9,613
Short-term Debt	$34,938	$67,810	$51,547
Long-term Debt	$0	$21,272	$418,205
Revenue	$1,250,636	$1,616,256	$1,728,176
Cost of Goods Sold	$318,695	$373,993	$397,675
Taxes	$0	$0	$0
Net Income	$110,277	$171,970	$264,466

Recognition:

Breadbelly LLC (DBA Breadbelly) has been named "Best Bakery" by the SF Chronicle and has garnered accolades in The New York Times, Time Out Magazine, NPR, and Eater SF. In 2022, Breadbelly was nominated for a James Beard Award for "Outstanding Baker."

About:

Breadbelly LLC (DBA Breadbelly) was founded by Katherine Campecino-Wong, James Wong, and Clement Hsu as a pastry pop-up in 2018. The Bay Area fine-dining alums opened Breadbelly Cafe on Clement Street in 2019 and have been serving Kaya Toast in the Outer Richmond Avenues ever since! Nearly six years later, Breadbelly has established itself as a neighborhood hub and local favorite eatery known for warm hospitality and delicious, seasonally-focused food and beverage.

For more information, contact our Customer Support Team at support@thesmbx.com

